Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended
	1998	1999	2000	2001	2002
Interest expense	$66,494	$69,253	$60,037	$61,360	$71,349
Capitalized interest	29,711	47,002	26,451	7,043	10,711
Estimated interest portion of financing cost	10,215	10,765	17,332	25,046	24,576

Fixed charges	$106,420	$127,020	$103,820	$93,449	$106,636

Income (loss) before income taxes	$(207,429)	$73,625	$1,251,899	$(93,923)	$(1,264,603)
Fixed charges	106,420	127,020	103,820	93,449	106,636
Less: interest charges capitalized	(29,711)	(47,002)	(26,451)	(7,043)	(10,711)
Amortization of capitalized interest	12,933	16,381	22,598	24,877	22,203

Earnings (loss)	$(117,787)	$170,024	$1,351,866	$17,360	$(1,146,475)

Ratio of earnings to fixed charges	*	1.3x	13.0x	0.2x	*

*	Earnings are inadequate to cover fixed charges in these periods. The earnings deficiency is $224,000, $76,000 and $1,146,000 in 1998, 2001 and 2002, respectively.